January 30, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form S-4
File Number 333-183392

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), First California Financial Group, Inc., a Delaware corporation (the “Company”), hereby requests that its Registration Statement No. 333-183392 on Form S-4, filed on August 17, 2012 (the “Registration Statement”) be withdrawn. The Registration Statement sought to register 293,626 shares of common stock, $0.01 par value per share, for issuance in connection with a proposed merger of Premier Service Bank, a California state-chartered bank, with and into First California Bank, the Company’s wholly-owned bank subsidiary pursuant to the terms of an Agreement and Plan of Merger, dated as of February 27, 2012 (as amended, the “Merger Agreement”). On January 30, 2013, the Company, First California Bank and Premier Service Bank terminated the Merger Agreement.

The Company represents that none of the 293,626 shares of common stock subject to the Registration Statement were sold or will be sold due to the termination of the merger agreement.

The Company hereby requests that the Commission issue an order granting the withdrawal of the Registration Statement and all amendments and exhibits thereto. The Company also requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

If you have any questions regarding this matter, please contact Khoi D. Dang, Esq. or Horgan, Rosen, Beckham & Coren, L.L.P. at (818) 591-2121.

Very truly yours,
FIRST CALIFORNIA FINANCIAL GROUP, INC.

/s/ Romolo Santarosa
Romolo Santarosa
Senior Executive Vice President and Chief
Operating Officer/Chief Financial Officer

cc:	Mr. C. G. Kum
Mr. Kerry L. Pendergast
Richard Knecht, Esq.
Arthur A. Coren Professional Corporation